SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 23, 2016

Securities and Exchange Commission of Brazil (CVM)
Company Relations Superintendence (SEP)
Company Oversight Department 1 (GEA-1)

Attn: Nilza Maria Silva de Oliveira

Company Oversight Manager 1

Dear Madam,

With regard to Official Letter 568/2016/CVM/SEP/GEA-1, of December 20, 2016, received on December 22, 2016, through which this Agency requests clarifications on the news report published on December 20, 2016, in the newspaper Folha de São Paulo, as transcribed below, we inform the following:

“Ação de delator no Congresso rendeu R$8.4 bi à Odebrecht” [Whistleblower in Congress yielded R$8.4 billion for Odebrecht]

By: JULIO WIZIACK and CAMILA MATTOSO

The Odebrecht Group obtained benefits of at least R$ 8.4 billion with the approval of two provisional presidential decrees between 2006 and 2015.

According to the plea agreement of a former executive of the construction company, the votes in favor of the presidential decrees involved the payment of at least R$16.9 million in bribes to congressmen and donations to electoral campaigns.

The survey by Folha was conducted based on information provided to the Federal Prosecution Office (MP) by Cláudio Melo Filho, former Corporate Affairs VP at Odebrecht.

In his plea agreement with Operation Car Wash, he confirmed having paid for nine provisional decrees that passed and were sanctioned into law and provided more details of how the scheme worked to approve four of them.

Our reporters were able to calculate the benefit obtained by the company from two of the measures, 255/2005 and 677/2015.

For the first, which became known as “Lei do Bem,” Odebrecht called for an exemption from PIS and Cofins tax on purchases of feedstock (naphtha) in order to reduce the operating costs of its petrochemical producer, Braskem.

At the time, naphtha accounted for 76% of its costs, according to the company’s financial statements.

According to the whistleblower, Senator Romero Jucá (PMDB-RR), currently the government leader in Congress, worked actively to secure the inclusion and approval of the amendments presented by Odebrecht in the final text to be sanctioned.

A previous measure had been filed and, in its place, MP 255 was submitted to Congress.

Also according to the former executive, Jucá used his power to approve it. At the time, Braskem CEO Carlos Fadigas projected that the company could capture gains of 3.65% from PIS and Cofins tax credits from naphtha purchases, after deducting the taxes paid on the sale of goods produced using the feedstock.

According to the calculations of our reporters, with the help of tax experts, the gain reached around R$408 million in 2006 alone (R$774 million restated by inflation in the period).

Between 2006 and 2015, the cumulative gains amounted to at least R$3.5 billion, or R$6.9 billion restated by inflation.

Another episode involving the company and Congress took place in 2012.

In his plea agreement, Melo Filho mentions the renewal of the petrochemical company’s contracts with Chesf, the main power utility in the Northeast.

One of Braskem’s main plants is located in the Northeast state of Alagoas.

At the time, several manufacturers pressured Congress to approve a measure to extend the period of Chesf’s reduced electricity rates. The judge-rapporteur at the time was Renan Calheiros (PMDB-AL), currently president of the Senate.

“I tried to negotiate with him this issue of renewing the contracts with Chesf through the Legislative branch,” said Melo Filho.

“The Senator addressed the topics with the intermediation of Senator Romero Jucá,” he said.

According to the whistleblower, Jucá tried to pass the amendments proposed by Odebrecht regarding Chesf through another nine provisional decrees.

“After long dedication [by Jucá], finally an amendment proposed by him would enable generators to keep their direct supply contracts with large consumers in the Northeast,” said Melo Filho.

President Dilma Rousseff vetoed the first measure and, nearly three years later, another provisional presidential decree, number 677, was approved, just like Odebrecht wanted.

With this, the company reversed the declines in the stock price of its petrochemical company and Braskem's market capitalization rose to R$1.5 billion restated by inflation, with the rally in its stock continuing.

Melo Filho said Odebrecht also donated R$320,000 to the campaign of the son of Renan Calheiros (Renan Filho, from PMDB) to Alagoas state governor for the “hard work” in defending the contractor’s interests.

THE OTHER SIDE

Braskem said it signed a leniency agreement under which it undertook to pay R$3.1 billion – without answering whether the purchase of the provisional measures was included in the calculation. Odebrecht, which has been emphasizing its cooperating with the Courts, did not make any statement.

Official Letter 568/2016/CVM/SEP/GEA-1

Rio de Janeiro, December 20, 2016

To

Pedro Van Langendonck Teixeira de Freitas

Investor Relations Officer of Braskem S.A.

E-mail: braskemri@braskem.com.br

Tel: (11) 3576-9531

Rua Lemos Monteiro, 120, 24º andar

Butantã, São Paulo, SP

CEP: 05501-050

c/c: emissores@bvmf.com.br

Subject: Request for clarification of news report

Dear Officer,

1. Regarding the news report published today, December 20, 2016, in the newspaper Folha de São Paulo, entitled “Ação de delator no Congresso rendeu R$ 8.4 bi à Odebrecht” [Whistleblower’s action in Congress yielded R$8.4 billion for Odebrecht].

2. I request that you clarify whether the content reported is true, especially with regard to any gains from credits related to payments of PIS and Cofins taxes; as well as to the renewal by Braskem of the power supply agreements with discounted rates with Companhia Hidro Elétrica do São Francisco; and, if so, please explain the reasons why you believed such facts would not require the disclosure of a material fact notice, and provide any other information deemed relevant on the topic.

3. Said response must be made via the Sistema Empresa.NET system, in the category: Notice to the Market, type: Clarifications of CVM/BOVESPA Consultations, subject matter: Report published in the media, which should include a transcription of this official letter.

4. Note that under Article 3 of CVM Instruction 358/2002, the Investor Relations Officer is responsible for disclosing and informing the CVM and, if necessary, the stock exchange and the over-the-counter entity on which the company’s securities are traded, of any material act or fact occurred or related to its businesses, as well as to ensure its broad and immediate disclosure simultaneously in all markets in which said securities are traded.

5. Furthermore, CVM Instruction 358/2002, Article 4, Sole Paragraph, establishes the requirement to question the managers and controlling shareholders of the company, as well as from any other persons with access to material acts or facts, with the objective of determining whether such persons are aware of information that should be disclosed to the market.

6. Please be advised that, as determined by the Company Relations Superintendence, in the exercise of its legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine in the amount of one thousand reais (R$1,000.00), without prejudice to other administrative sanctions, will be levied for non-compliance with the requirements of this official letter within one (1) business day as of the receipt hereof, sent via e-mail.

Sincerely,

Nilza Maria Silva de Oliveira, Manager.

In response to your request, Braskem clarifies that, on December 14, 2016, it disclosed a Material Fact notice announcing the execution, on that date, of a Leniency Agreement (“Leniency Agreement”) with the Federal Prosecution Office (MPF). Through said Material Fact notice, the Company informed the market of certain financial information under said agreement and clarified that the agreement included “all facts verified until then involving Braskem in connection with Operation Car Wash.” In the same material fact notice, the Company also informed that “the other terms of the Leniency Agreement are confidential (...)."

Braskem is subject to a confidentiality clause under the Leniency Agreement and, therefore, is prevented from disclosing certain information, including testimonials and documents produced as a result of its cooperation with authorities. For such reason, Braskem did not issue any statement and continues to be prevented from issuing any statement regarding the contents of such cooperation and the details of the conduct encompassed by the Leniency Agreement. If it did so, the Company could be in breach of the obligations undertaken under said instrument.

Despite the limits imposed by the authorities, as soon as the Company was authorized to notify the market of the execution of the Leniency Agreement and the details of the information therein, particularly those of financial nature, it did so promptly, on the same date on which the instrument was signed.

Sincerely,

Braskem S.A.

Investor Relations

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.